UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2026

Commission File Number: 001-33414

Denison Mines Corp.
 (Name of registrant)

1100-40 University Avenue
Toronto Ontario
 M5J 1T1 Canada

 (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Amanda Willett
Date: July 28, 2026	Amanda Willett
Vice President Legal and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated July 28, 2026

&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;amp;#xD;&amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD; &#xD;